Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    November    2003



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________







PINE PASS COAL RESERVE STUDY RESULTS

VANCOUVER, BRITISH COLUMBIA, November 24, 2003 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "PVM") provides the results of a preliminary feasibility study completed by Norwest Corporation ("Norwest") on the Pine Pass area in the proposed Willow Creek Coal Project ("Project") development area. It is the Company's intent to build on the current coal reserve base already outlined in the Willow Creek North and Central areas for which a positive feasibility study has been completed in order to obtain a firmer understanding of the increased production tonnage potential of the Project. The Pine Pass area is approximately 10 kilometres from the area where the rail loading and coal processing facilities are planned for the Willow Creek North and Central coal reserves.

The preliminary feasibility study was based on drilling and quality data available for the Pine Pass prospect to delineate a reserve in accordance with the requirements of National Instrument 43-101 and the applicable criteria for the calculations of coal reserves in the Geological Survey of Canada Paper 88-
21. Norwest has determined that this area contains the following coal reserves.

                                       Pine Pass
                               Measured and Indicated Coal Reserve

                                          Recoverable            Saleable
                                           (tonnes)              (tonnes)
Measured Reserves                         1,398,902              1,314,028
Indicated Reserves                        8,147,471              7,610,568
Total Measured and Indicated Reserves     9,546,373              8,924,596
Strip Ratio (bank cubic metres:tonnes coal)  10.15                   10.86

The cash flow analysis was done on the overall assumption that the Pine Pass resources will be mined as incremental tonnage to the proposed Willow Creek Coal Project. The projected capital and operating costs incorporated the use of facilities planned to be constructed for the Willow Creek mine site approximately 10 km away. The pre-tax internal rate of return is 21.4% and the net present value at 5% is $1,112,000.

The Company notes that previous exploration work performed on the site spans many years and early work did not include geophysical logging of the drill holes. Geology in the area is complex with faulting present and variability in seam thickness and continuity. Norwest has therefore been required to take a conservative approach when calculating reserves. It is the Company's intention to consider further exploration work to optimise mining targets following development of the Willow Creek Coal Project.

Willow Creek currently has a positive feasibility study to exploit recoverable coal reserves of 15 million tonnes of raw coal with a strip ratio of 3.6:1 at a production rate of approximately 900,000 tonnes per annum. Norwest completed the feasibility study in September 2002. Much of the coal is a low-volatile
PCI (pulverized coal injection) product that is in line with, or better than, most of the benchmark PCI products being produced from the world's current primary sources. Parameters that have a significant impact on the feasibility results as they vary over time include foreign exchange rates, coal prices and the factors affecting the establishment of coal sales contracts.



Project Development Timing

Financing remains the key rate-determining step for a Project development commitment decision. The project economics are affected by many factors as previously mentioned. One of the important factors is the exposure to the foreign exchange of the Canadian dollar, which has strengthened considerably since the September, 2002 feasibility study by Norwest. The time required for construction and mobilization after a financing commitment decision is still estimated at 3-5 months. A more definitive forecast on first production will be made once more is known about the likely timing for financing.

Background

Falls Mountain Coal Inc. ("Falls Mountain"), a wholly owned subsidiary of Pine Valley, has entered into a binding sale & purchase agreement to acquire Mitsui Matsushima Canada Ltd's ("Mitsui Matsushima") one third interest in the Project To complete the acquisition Falls Mountain must pay Mitsui Matsushima CAD$6,000,000 prior to December 10, 2003 or else the agreement to sell terminates. Falls Mountain has a contingent obligation to pay Mitsui Matsushima a break-up fee of CAD$500,000 in the event that the purchase cannot be consummated due to an inability to secure the necessary financing. Pine Valley continues to discuss financing alternatives with interested parties to finance the required CAD$6,000,000 purchase price.


PINE VALLEY MINING CORPORATION

"Richard Palmer"
Richard Palmer
President and Chief Executive Officer
###
Contacts:
Richard Palmer                        Mark Fields
President & CEO                       Executive Vice President
011- 614-3947-3742                    (604) 682-4678
or within Australia 0439-473-742      Vancouver, British Columbia, Canada
Sydney, Australia                     markfields@radiant.net
rpalmer@AOL7.com.au

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 25, 2002 and the Company's Annual Information Form dated September 17, 2003.








                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    November 24, 2003                " Richard Palmer "
                                      President and Chief Executive Officer